Exhibit 99.2

Voting Results of the Annual General Meeting of Shareholders of ASML Holding N.V. held on March 23, 2006

Agenda Item		For	Against	Abstain	Non-Voting Item
1.	Opening				Non-Voting Item
2.	Overview of the Company’s business and financial situation				Non-Voting Item
3.	Adoption of the financial statements for the financial year 2005, as prepared in accordance with Dutch law	157,937,008	52,606	278,061
4.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2005	162,585,811	252,092	199,200
5.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2005	162,575,528	251,968	208,630
6.	Clarification of the reserves and dividend policy				Non-Voting Item
7.	Proposal to amend the Articles of Association of the Company	163,089,658	71,415	234
8.	Adoption of the revised Remuneration Policy for the Board of Management	162,491,030	726,610	3,766
9a)	Approval of the performance stock arrangement for the Board of Management and authorization of the Board of Management to issue the performance stock pursuant to this performance stock arrangement	162,330,294	731,262	23,339
9b)	Approval of the performance stock option arrangement for the Board of Management and authorization of the Board of Management to issue the stock options pursuant to this performance stock option arrangement	162,238,824	821,138	23,483

Voting Results of the Annual General Meeting of Shareholders of ASML Holding N.V. held on March 23, 2006

Agenda Item		For	Against	Abstain	Non-Voting Item
9c)	Approval of the number of stock options available for ASML employee stock option arrangements and authorization of the Board of Management to issue stock options pursuant to these stock option arrangements for the ASML employees	162,680,060	420,406	15,030
9d)	Authorization of the Board of Management to issue 22,000 sign-on stock and 22,000 sign-on stock options to Mr. K.P. Fuchs	162,148,655	970,488	22,992
10.	Notification of the intention of the Supervisory Board to appoint Mr. K.P. Fuchs as member of the Board of Management effective March 23, 2006				Non-Voting Item
11.	Nomination by the Supervisory Board of Mr. J.A. Dekker for re-appointment to the Supervisory Board, effective March 23, 2006	163,148,619	95,357	516
12.	Notification that Mr. H. Bodt will retire by rotation in 2007				Non-Voting Item
13a)	Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company, limited to 10% of the issued capital at the time of the authorization	162,689,985	396,485	17,279
13b)	Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a)	117,160,042	45,928,937	12,655

Voting Results of the Annual General Meeting of Shareholders of ASML Holding N.V. held on March 23, 2006

Agenda Item	For	Against	Abstain	Non-Voting Item
13c) Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company for an additional 10% of the issued capital at the time of the authorization, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions	117,160,476	45,921,618	17,743
13d) Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c), subject to approval from the Supervisory Board	117,152,544	45,927,176	22,041
14. Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to acquire such a number of shares in the Company’s capital as permitted within the limits of the law and the Articles of Association of the Company	162,738,387	224,801	33,464
15. Any other business				Non-Voting Item
16. Closing				Non-Voting Item